UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

GENTIUM S.P.A.
(Name of Issuer)

AMERICAN DEPOSITORY SHARES, EACH REPRESENTING ONE ORDINARY SHARE, PAR VALUE €1.00 PER SHARE
(Title of Class of Securities)

37250B104
(CUSIP Number)

DECEMBER 31, 2006 (AS TO MILLENCO, L.L.C.) FEBRUARY 12, 2007 (AS TO MILLENNIUM PARTNERS, L.P.)
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b) (as to Millenco, L.L.C.)

     ☑ Rule 13d-1(c) (as to Millennium Partners, L.P.)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	37250B104	SCHEDULE 13G	Page	2	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 200,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 200,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	37250B104	SCHEDULE 13G	Page	3	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,007,419
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,007,419
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	37250B104	SCHEDULE 13G	Page	4	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,207,419
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,207,419
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	37250B104	SCHEDULE 13G	Page	5	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,207,419
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,207,419
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	37250B104	SCHEDULE 13G	Page	6	of	11

Item 1.
	(a)	Name of Issuer:

Gentium S.p.A., a company incorporated under the laws of Italy (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

Piazza XX Settembre 2 22079 Villa Guardia (Como), Italy

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Millennium Partners, L.P. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millenco, L.L.C. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

American Depository Shares ("American Depository Shares"), each representing one ordinary share, par value €1.00 per share ("Ordinary Shares")

	(e)	CUSIP Number:

37250B104

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No.	37250B104	SCHEDULE 13G	Page	7	of	11

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the date of this filing, 200,000 Ordinary Shares were owned by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and 1,007,419 Ordinary Shares were owned by Millenco, L.L.C., a Delaware limited liability company ("Millenco"), formerly known as Millenco, L.P., a Delaware limited partnership. Millennium Partners does not have voting or dispositive power over the securities positions of Millenco and thus should not be deemed to be a beneficial owner of Millenco’s Ordinary Shares.

   Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or by Millenco.

   Note: Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no investment or voting control over Millenco or its securities positions.

(b) Percent of Class:

   8.6% of the Company’s Ordinary Shares (see Item 4(a) above). The calculation of the foregoing percentage is on the basis of (i) 11,666,013 Ordinary Shares outstanding, as reported by the Issuer on a Prospectus filed pursuant to Rule 424(b)(3), dated as of December 20, 2006 as filed on December 20, 2006, plus (ii) 2,354,000 American Depository Shares, representing 2,354,000 Ordinary Shares issued on February 12, 2007 in conjunction with the Issuer’s completion of a private placement, as reported by the Issuer on Form 6-K dated as of February 12, 2007, for a total of 14,020,013 Ordinary Shares outstanding as of February 12, 2007.

CUSIP No.	37250B104	SCHEDULE 13G	Page	8	of	11

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   1,207,419

(ii) Shared power to vote or to direct the vote

   -0-

 (iii) Sole power to dispose or to direct the disposition of

   1,207,419

(iv) Shared power to dispose or to direct the disposition of

   -0-

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	37250B104	SCHEDULE 13G	Page	9	of	11

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 12, 2007, by and among Millennium Partners, L.P., Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No.	37250B104	SCHEDULE 13G	Page	10	of	11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2007

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

CUSIP No.	37250B104	SCHEDULE 13G	Page	11	of	11

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the American Depository Shares, each representing one Ordinary Share, par value €1.00 per share, of Gentium S.p.A., a company incorporated under the laws of Italy, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2007

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander